UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: September 27, 2022

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of Legend Biotech Corporation on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

CARVYKTI™ (ciltacabtagene autoleucel) Receives Approval from Japan’s Ministry of Health,
Labour and Welfare (MHLW) for the Treatment of Patients with Relapsed or Refractory Multiple Myeloma

On September 27, 2022, Legend Biotech Corporation (“Legend Biotech” or the “Company”) announced that Japan’s Ministry of Health, Labour and Welfare (MHLW) has approved CARVYKTI™ (ciltacabtagene autoleucel), a B-cell maturation antigen (BCMA)-directed chimeric antigen receptor T cell (CAR-T) therapy, for the treatment of adults with relapsed or refractory multiple myeloma, limited to cases meeting both of the following conditions:

•	Patients have no history of CAR-positive T cell infusion therapy targeting BCMA
•
Patients who have received three or more lines of therapies, including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 monoclonal antibody, and in whom multiple myeloma has not responded to or has relapsed following the most recent therapy

The New Drug Application was submitted by Legend Biotech’s collaboration partner, Janssen Pharmaceuticals (Janssen). Legend entered into an exclusive worldwide license and collaboration agreement with Janssen to develop and commercialize ciltacabtagene autoleucel (cilta-cel) in December 2017.

On September 27, 2022, the Company issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated September 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: September 27, 2022	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer